FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number: 0-13368

FIRST MID-ILLINOIS BANCSHARES, INC.
401(k) PROFIT SHARING PLAN
(Full Title of Plan)

FIRST MID-ILLINOIS BANCSHARES, INC.
1515 Charleston Avenue
P.O. Box 499
Mattoon, Illinois 61938
(Name of Issuer of the Securities Held Pursuant to the Plan
and the Address of the Principal Executive Office)

First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan
EIN 37-0404035 PN 002
Accountants’ Report and Financial Statements
December 31, 2006 and 2005

First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan
December 31, 2006

Report of Independent Registered Public Accounting Firm

Trustee
First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan & Trust
Mattoon, Illinois

We have audited the accompanying statements of net assets available for benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan & Trust as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan & Trust as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP
Decatur, Illinois
June 21, 2007

Federal Employer Identification Number: 44-0160260

First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets

Investments, At Fair Value	$29,304,769	$24,813,871

Receivables
Employer’s contribution	1,766	-
Interest and dividends	161,772	72,777
Due from broker for securities transferred	394,360	-

	557,898	72,777

Total assets	29,862,667	24,886,648

Liability

Refunds due to excess contributions	7,384	17,533

Net Assets Available for Benefits	$29,855,283	$24,869,115

See Notes to Financial Statements

First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005
Investment Income
Net appreciation in fair value of investments	$901,733	$969,790
Interest and dividends	1,383,240	695,018
	2,284,973	1,664,808

Contributions
Employer	675,027	628,456
Participants	895,069	764,561
Rollovers	2,249,764	29,282

	3,819,860	1,422,299

Total additions	6,104,833	3,087,107

Deductions
Benefits paid directly to participants	1,118,665	1,159,042

Net Increase	4,986,168	1,928,065

Net Assets Available for Benefits, Beginning of Year	24,869,115	22,941,050

Net Assets Available for Benefits, End of Year	$29,855,283	$24,869,115

See Notes to Financial Statements

First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005

Note 1:  Description of Plan

The following description of the First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the plan administrator.

General

The Plan is a defined contribution plan sponsored by First Mid-Illinois Bancshares, Inc. (Company) covering all full-time employees who have at least one-half year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 100% of eligible compensation. Employee rollover contributions are also permitted. The Company makes matching contributions calculated as a percentage of the before tax contribution made on behalf of each contributing participant. The Company determines this percentage each year. For 2006 and 2005, matching contributions were 50% of employees’ salary deferral amounts up to 4% of employees’ eligible compensation. The Company may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution. For the years ended December 31, 2006 and 2005, the profit sharing contribution was 4% of eligible compensation. Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various funds. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily. The annual profit sharing contribution is maintained in a non-participant directed investment until this contribution is allocated by the Plan to the eligible participant accounts.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005

Vesting

Participants are immediately vested in their voluntary contributions and the Company’s matching contributions plus earnings thereon. Vesting in the Company’s profit sharing contribution portion of their accounts plus earnings thereon is based on years of vesting service, defined as a minimum of 500 hours of service. A participant is fully vested after 6 years of vesting service. The nonvested balance is forfeited upon payment of benefits. Forfeitures are allocated among active participants based upon eligible compensation.

Payment of Benefits

Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his account or installments.

Participant Loans

The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 40% of the participant’s vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years, except for loans for the purchase of a principal residence, through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is charged at prime rate at loan inception.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2:  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices are used to value mutual funds and common stock. Participant loans, certificates of deposit, and money market funds are value at cost, which approximates fair value.

Purchases and sales of securities are recorded on a settlement-date basis. Interest and dividend income is recorded on the accrual basis.

Plan Tax Status

The Plan operates under a nonstandardized adoption agreement in connection with a prototype retirement plan sponsored by First Mid-Illinois Bank & Trust. This prototype plan document has been filed with the appropriate agency and a determination letter was obtained on August 7, 2001. The Plan has not obtained or requested a determination letter. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust tax exempt as of the financial statement date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005

Note 3:  Investments

The Plan’s investments are held by a bank-administered trust fund. The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	2006
	Net
	Appreciation
	in Fair Value	Fair Value at
	During Year	End of Year
Investments at Fair Value as Determined by
Quoted Prices in an Active Market
Mutual funds	$833,141	$15,222,121
Common stock	68,592	10,163,444

	901,733	25,385,565

Investments at Cost Which Approximates Market
Money market fund	-	1,711,691
Certificates of deposit	-	1,778,692
Participant loans	-	428,821

	-	3,919,204

	$901,733	$29,304,769

First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005

	2005
	Net
	Appreciation
	in Fair Value	Fair Value at
	During Year	End of Year

Investments at Fair Value as Determined by
Quoted Prices in an Active Market
Mutual funds	$353,402	$12,364,336
Common stock	616,388	10,259,387

	969,790	22,623,723

Investments at Cost Which Approximates Market
Money market fund	-	228,486
Certificates of deposit	-	1,501,969
Participant loans	-	459,693

	-	2,190,148

	$969,790	$24,813,871

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits were as follows:

	2006	2005

Federated Max Capital Index Fund	$2,624,262	$2,245,624
Vanguard Growth Index Fund	2,404,040	2,331,586
Dodge & Cox Balanced Fund	2,051,854	1,772,610
Oakmark Global I Fund	3,244,005	2,177,692
T. Rowe Price Mid-Cap Value Fund	1,694,318	1,462,070
First Mid-Illinois Bancshares, Inc. common stock	10,163,444	10,259,387

	$22,181,923	$20,248,969

First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005

Interest and dividends realized on the Plan’s investments for the years ended 2006 and 2005 were $1,383,240 and $695,018, respectively.

Note 4:  Nonparticipant-Directed Investments

Information about the net assets and the components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2006	2005
Net Assets:
Certificate of deposit	$476,326	$444,262
Interest receivable	1,467	1,076

Net assets	$477,793	$445,338

Changes in net assets:
Contributions	$467,384	$437,210
Interest income	10,410	8,128
Transfers to participant-directed investments	(445,339)	(432,363)

Total additions	$32,455	$12,975

Note 5:  Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

The Plan’s investments are held in a trust account administered by First Mid-Illinois Bank & Trust, a wholly owned subsidiary of the Company. Active participants can purchase the common stock of the Company. At December 31, 2006 and 2005, participants held 249,104 and 253,006 shares, respectively.

The Plan also holds certificates of deposit with First Mid-Illinois Bank & Trust, totaling $1,452,168 and $1,501,969 at December 31, 2006 and 2005, respectively.

The Plan incurs expenses related to general administration and record keeping. The plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

Supplemental Schedule

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
EIN 37-1149138 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issuer	Description of Investment	Current Value

Certificates of Deposit
First Mid-Illinois Bank & Trust*	4.25% due 12/31/07	$476,326
First Mid-Illinois Bank & Trust*	4.25% due 12/31/07	975,842
Central Illinois Bank	4.72% due 12/18/08	155,940
Main Street Bank & Trust	4.41% due 01/5/07	24,437
First National Bank of Clinton	4.00% due 01/08/07	146,147
		1,778,692

Common Stock
First Mid-Illinois Bancshares, Inc.*	249,104 Shares	10,163,444

Mutual Funds
Federated Mid Capital Index Fund	51,820 Shares	1,188,747
Federated Max Capital Index Fund	100,856 Shares	2,624,262
Federated Total Return Bond Fund	52,974 Shares	558,345
Fidelity Low Priced Stock Fund	17,397 Shares	757,474
Dodge & Cox Balanced Fund	24,559 Shares	2,051,854
Oakmark Global I Fund	128,323 Shares	3,244,005
Royce Low-Priced Stock Fund	15,757 Shares	265,185
T. Rowe Price Mid-Cap Value Fund	66,653 Shares	1,694,318
Vanguard Growth Index Fund	80,754 Shares	2,404,040
Vanguard Windsor II	12,486 Shares	433,891
		15,222,121

Money Market
Federated Prime Obligation Funds #10	9,852 Units	9,852
Federated Prime Obligation Funds #396	367,230 Units	367,230
NTHN Institutional Funds Government Select	1,334,609 Units	1,334,609
		1,711,691

Participant Loans	4.00% to 8.50%	428,821

		$29,304,769

* Represents a party-in-interest to the Plan.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Mid-Illinois Bancshares, Inc.
401 (k) Profit Sharing Plan

Date: June 28, 2007

/s/ William S. Rowland

William S. Rowland
President and Chief Executive Officer

Exhibit Index to Annual Report on Form 11-K

Exhibit Number	Description and Filing or Incorporation Reference

23	Consent of BKD, LLP